January 8, 2014

U.S. Securities and Exchange Commission
100 F Street. N.E.
Washington, DC. 20549
Attn: Peggy Kim

Re:	American Oriental Bioengineering, Inc. Schedule 13E-3 Filed November 4, 2013 File No. 005-61781

Preliminary Information Statement on Schedule 14C
Filed November 4, 2013
File No. 001-32569

Dear Ms. Kim:

On behalf of our client, American Oriental Bioengineering, Inc,. a Nevada corporation (the “Company”), we hereby provide responses to comments issued in a letter dated November 26, 2013 (the “Staff’s Letter”) regarding the Company’s Schedule 13E-3 (the “Schedule 13E-3) and Preliminary Information Statement on Schedule 14C (the “Schedule 14C”) . Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Form S-1 and Amendment No. 4 to the Post-Effective Amendment reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Schedule 13E-3

1.	We note that Mr. Liu is not identified as a filing person in your Schedule 13E-3 or the related Information Statement. Please tell us why you believe Mr. Liu is not an affiliate engaged in the going private transaction. In this regard, we note that he is and, after the transaction will continue to be, an officer and director of the company, he owns 14.83% of the company’s common stock, he is entitled through his ownership of the Series A preferred stock to voting power of an additional 25% of the common stock, and he will continue to hold the same or a higher percentage of voting rights after the transaction. Alternatively, please revise the Schedule 13E-3 to include Mr. Liu as a filing person. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

RESPONSE: The determination of whether Mr. Liu should identified as a filing person rests on two primary factors: (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1); and, (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction. As Chairman and Chief Executive Officer of the Company, Mr. Liu is deemed to be an “affiliate” of the Company in his capacity as a member of management and due to his ownership of more than 20% of the Company’s common stock. However, based upon the guidance referenced by the Staff and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981), Mr. Liu is not engaged, either directly or indirectly, in the going private transaction.

The going private transaction is being undertaken through a reverse split of the Company’s common stock. The Company, its senior management and its directors will remain the same after the transaction. The transaction is not by means of a merger of the Company into a third party purchaser or that purchaser’s acquisition subsidiary, in which Mr. Liu would become or be deemed an affiliate of the purchaser as a result of his being appointed as a member of senior management of the new entity, as described in the guidance. Furthermore, taking into consideration the manner in which the gong private is being effected by the Company, the funds for the cash payment being made to the unaffiliated stockholder as a result of the reverse stock split, are being provided by the Company, not by Mr. Liu, so Mr. Liu is not on “both sides” of the transaction.

2.	Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for Mr. Liu if you determine to add him in response to the preceding comment. For example, include a statement as to whether Mr. Liu believes the Rule 13e-3 transaction to be procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors on which he relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by an affiliate may be different than those of the Company, and this fact should be reflected in the disclosure. In addition, be sure that Mr. Liu if added as a new filer signs the Schedule 13E-3 in his individual capacity in addition to signing on behalf of the company, if applicable.

RESPONSE: As noted in response to Comment 1, we have not identified Mr. Liu as a filing person.

3.	We note that you have filed the preliminary information statement as Exhibit (a)(3)(i) to the Schedule 13E-3. Please note that you may incorporate the information statement as an exhibit to the Schedule 13E-3. Refer to General Instruction F of Schedule 13E-3.

RESPONSE: This comment has been noted. We have incorporated the information statement as an exhibit.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

Information Statement on Schedule 14C

4.	Please revise to include the letter to stockholders at the beginning of the information statement on Schedule 14C.

RESPONSE: The Information Statement has been revised to include the stockholder letter at the beginning.

5.	We note that the issuer has obtained shareholder consents for a majority of the voting power of the Common Shares. Please provide us with your analysis as to how you complied with the federal proxy rules in obtaining these consents. If you are relying on the exemption in Rule 14a-2(b)(2), please note that Rule 14a-2(b)(2) requires that the solicitation be made “otherwise than on behalf of the registrant.”

RESPONSE: Mr. Tony Liu, is the controlling stockholder of the Company owning 20.27% of the common stock and series A preferred stock, entitling him to 25% voting power with respect to matters over which the common stock may vote. The solicitation of other stockholders to consent to the Transaction by a controlling stockholder is deemed a solicitation made “otherwise than on behalf of the registrant.”

6.	Please revise your information statement to indicate that it is a preliminary copy. Refer to Rule 14c-5(d)(1).

RESPONSE: The Information Statement has been revised to indicate that it is a preliminary copy.

Summary Term Sheet

7.	Please revise your Summary Term Sheet to include a brief summary of all of the significant terms of the reverse stock split, including for example, the advantages and disadvantages of the transaction. In this regard, consider consolidating this section and the Question and Answer section to avoid duplication and highlight the most material terms of the proposed transaction.

RESPONSE: The Summary Term Sheet has been revised to include the information requested. The separate section for Question and Answer has been omitted and the material terms that were discussed in the Q&A have been consolidated with the Summary Term Sheet.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

Fairness of the Transaction, page 4

8.	Please revise the summary to include the fairness determination of each filing person. We note that you have only disclosed the fairness determination of the special committee.

RESPONSE: As noted in response to Comment 1, we have not identified Mr. Liu as a filing person.

Source of Funds, page 5

9.	You state here that the total amount of funds necessary to make payment to stockholders and for related expenses is approximately $4 million. However, you state on page 14 and elsewhere that approximately $4 million will be required solely to cash-out fractional shares and that you expect to incur approximately $200,000 more in advisory, legal, financial, accounting, printing and other fees, which you then itemize on page 35. In addition, you state on page 28 that the company agreed to pay Roth $200,000 in connection with the delivery of its fairness opinion, which amount is not included in the itemized amounts on page 35. Please revise throughout the document to reflect all of these amounts in your estimated total costs of the transaction.

RESPONSE: The document has been revised to reflect that total estimated fees and expenses, inclusive of the cash-out, is approximately $4.1 million, which includes $3.7 million for the Cash Payment and $400,000 in expenses.

Cautionary Statement Regarding Forward Looking Statements, page 7

10.	Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 appears immediately after the summary term sheet. Refer to Rule 13e3(e)(1)(ii). In this regard, please move the information under “Cautionary Statement Regarding Forward Looking Statements” so that it appears after the Special Factors section.

RESPONSE: We have made the requested revisions.

Effect of the Reverse Stock Split, page 8

11.	We note your disclosure that you are not proposing to reduce the amount of authorized shares of common stock in connection with the reverse stock split. Please disclose whether you currently have, or do not have, any plans with respect to the effective increased number of authorized shares of common stock available for issuance after the reverse stock split. If such plans exist, please expand your discussion in this section and elsewhere in the information statement, as appropriate, to describe all material information related to such plans.

RESPONSE: As requested, the Company has included disclosure that it does not have any plans after the transaction with respect to the authorized Common Shares that will now be available as a result of the Reverse Stock Split.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

Questions and Answers

Q; What are some of the advantages..., page 10

12.	Please revise the second bullet point and elsewhere in your information statement, as appropriate, to clarify that given the limited trading in the company’s common stock, the stockholders’ ability to buy or sell shares in order to determine whether to remain a stockholder or to be cashed out is very limited.

RESPONSE: We have included the disclosure suggested by the Staff.

Q; What are some of the factors..., page 11

13.	We note your statement that the board considered the opinion of Roth that “the Cash Payment of $0.50 is fair to the unaffiliated stockholders of the Company.” However, the language of the opinion attached as Exhibit A states that Roth’s opinion is that the Cash Payment “is a fair price, from a financial point of view, for the value of [your common stock]” and does not address affiliated or unaffiliated stockholders. Please revise your disclosure to reconcile these statements. In addition, please address how the board determined that the transaction was fair to unaffiliated stockholders given that the opinion was limited to the cash payment.

RESPONSE: We have revised the statement to delete that the Roth opinion made reference to the Cash Payment being fair to unaffiliated stockholders of the Company. The Special Committee believes that the Transaction is fair to the unaffiliated stockholders who will remain as stockholders of the Company after the Transaction. We believe the Transaction is fair because all unaffiliated holders’ shares will be impacted the same by the reverse split and all unaffiliated holders who have fractional shares as a result of the reverse split will receive the Cash Payment. Those unaffiliated stockholders who own more than 501 shares have the ability to sell their shares in advance of the Transaction to reduce their holdings below 501 if they don’t wish to remain as stockholders. Ultimately, this is fair because the Company does not have the funds that would be necessary to effect a reverse split that would enable all unaffiliated stockholders to no longer be holders of the Company after the Transaction. The Company has offered a solution that allows all unaffiliated stockholders the ability to partake in the reverse split and receive the Cash Payment. Those stockholders who remain will have the benefit of potential future growth of the Company’s business once it’s able to reduce its costs associated with being public and focus solely on building the business.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

Q: What are the interests of our directors and executive..., page 12

14.	Please revise the summary to describe and quantify the interests of directors and executive officers, including any continuing equity ownership, continuing management positions, any accelerated vesting of securities, any cash payments, any ability to take advantage of net operating loss carry forwards, and any other benefits.

RESPONSE: The summary has been revised to disclose that none of the Company’s directors and executive officers will receive any new benefits as a result of the transaction. It is currently anticipated that they will all continue in the same management positions or as directors and receive the same salary and equity compensation that they received prior to the transaction and will continue to own their proportionate share of equity of the Company, as adjusted after the reverse split. After the Transaction, Mr. Liu will own 25.5% of the common stock and continue to own 100% of the series A preferred stock pursuant to which he has 25% voting control over matters brought before the common stock, Mr. Min will own 2.03% and Ms. Li will own 1.93%. Each of Messrs. Patti, Wang, Zhang and Xu, will own less than 1%.

Q; How did the Special Committee determine..., page 13

15.	You state that the special committee “initially approved a ratio for the reverse stock split of 1-for-501 and subsequently on October 31, 2013 altered the ratio to 1-for-501.” Please revise your disclosure to identify the correct ratio(s). In addition, the disclosure in this section does not respond to the question posed regarding how the special committee determined the ratio. Please revise your disclosure to explain how the special committee determined the ratio approved by the stockholders.

RESPONSE: The disclosure has been revised to identify the correct initial ratio. Disclosure has also been added that the special committee believes that 1-for-501 is the right ratio, as such a ratio will support the Company’s plan to reduce the number of record stockholders below 300, so that the Company can be exempt from its reporting status and save approximately $3 million annually associated with its reporting duties. In addition, the Special Committee determined that this ratio is the right ratio because it had to limit the overall cash payment to the stockholders and the costs to complete the transaction below $5 million, which is essential as the Company’s cash balance as of June 30, 2013 was only $7,004,814. A ratio at any higher would have drained the Company of its cash resources. Limiting the cash paid in this Transaction, along with the future savings as a result of going private, will be helpful in the Company’s effort to stay in business while looking for future opportunities to improve its business situation.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

Special Factors

Background of the Transaction, page 16

16.	Please revise the Background section to further describe each contact, meeting, or negotiation that took place regarding the going private transaction and the substance of the discussions or negotiations at each meeting. Please identify any counsel or advisors and the members of management who were present at each meeting. For example, if there were discussions before August 19, 2013 regarding the proposed reverse stock split or other alternative transactions, please expand your disclosure to describe these discussions. In addition, please expand your disclosure in this section to state the reasons the board rejected any alternative transactions proposed by Roth and why the board determined that the options discussed with Mr. Liu were not in the best interest of the stockholders.

RESPONSE Disclosure has been added to include the board meeting, which took place on July 17, 2013, at which the Company’s current operational status and situation was discussed, as well as discussion about what had been the source of the challenges the Company was facing and the impact of those challenges on the Company. The Board discussed options the Company could consider, including going private, leveraging assets by forming a joint venture or selling the Company’s assets. It was decided that a valuation analysis would be helpful in determining the best course of action. The independent directors were tasked to seek a third party professional valuation. Subsequent to the July 17, 2013 meeting, Mr. Liu and Ms. Li had discussions via telephone with the Company’s legal counsel, about the process and timeline in the event the Board decided the Company should go private. To clarify, Roth was engaged to provide a valuation analysis and ultimately deliver a fairness opinion, but was not engaged for the purpose of proposing alternative transactions to the Company, and did not propose any other alternatives.

17.	You state that in August 2013, you began evaluating your stock price “in view of his belief that it did not reflect the real value of the company.” Please revise your disclosure to clarify whose belief you considered in your analysis.

RESPONSE: This was an error in the disclosure and has been deleted.

18.	You state that you retained Roth solely for purposes of a valuation analysis to assist your board in determining if there were other strategic alternatives. Please revise your disclosure to clarify whether Roth provided advice or information regarding any alternative transactions, and if so, expand your disclosure to describe those alternative transactions and the related discussions, including each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel, the members of management, and any principal stockholders who were present at each meeting.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

RESPONSE: The special committee retained Roth for valuation analysis and the fairness opinion, not to provide alternatives to going private. We have revised the disclosure on page 10 to clarify this point. The Board used the valuation analysis, so that it could assess and determine if there were other viable strategic alternatives. It did not engage Roth to assist in that determination. Disclosure has been added to include the board meeting, which took place on July 17, 2013, at which the Company’s current operational status and situation was discussed as well as discussion about what had been the source of the challenges the Company was facing and the impact of those challenges on the Company. The Board discussed options the Company could consider, including going private, leveraging assets by forming a joint venture or selling the Company’s assets. It was decided that a valuation analysis would be helpful in determining the best course of action. The independent directors determined to seek a third party professional valuation. Subsequent to the July 17, 2013 board meeting, Mr. Liu and Ms. Li had discussions via telephone with the Company’s legal counsel, about the process and timeline in the event the Board decided the Company should go private.

19.	Please revise to describe any alternatives, including continuing as a public company, considered by each filing person and the reasons for rejecting each alternative. Refer to Item 1013(b) of Regulation M-A.

RESPONSE: As discussed in response to Comment 1, there are no filing persons other than the Company.

Reasons for the Transaction, page 16

20.	It appears that many of the factors cited in support of the reverse stock split have been present for some time. Please revise your disclosure to describe the reasons for undertaking the reverse stock split at this particular time as opposed to another time in the company’s operating history, such as in connection with the delisting of the company’s stock in 2012. Please refer to Item 1013(c) of Regulation M-A.

RESPONSE: We considered de-registering since the time when our Common Stock was delisted from the NYSE. However, for a period of time, due to the change in auditors and the minimal support staff in our financial and accounting department, we were not current with our periodic report filings. As of August 2013 we were current in all of our required filings at the time, which is why we determined it was the best time to undertake the Transaction.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

Effects of the Transaction on our Stockholders, page 18

21.	This section discloses the effects on stockholders owning fewer than 501 shares and stockholders owning at least 501 shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on “unaffiliated security holders.” See Item 1013(d) of Regulation M-A. Please revise your disclosure to clarify the effect of the reverse stock split on unaffiliated stockholders.

RESPONSE: The reverse stock split will apply to all stockholders the same, whether or not affiliated, because the ratio will be the same. All unaffiliated stockholders with fractional shares will receive a Cash Payment. However, depending upon the number of shares held by an unaffiliated stockholder, they may or may not remain as a stockholder of the Company after the Transaction is completed. Only those unaffiliated stockholders who have fewer than 501 shares will no longer be stockholders of the Company. Any unaffiliated stockholder who owns more than 501 shares will continue as a stockholder of the company after it deregisters. We believe that the Transaction is fair to the unaffiliated stockholders who will remain as stockholders of the Company after the Transaction. We believe the transaction is fair because all unaffiliated holders’ shares will be impacted the same by the reverse split and all unaffiliated holders who have fractional shares as a result of the reverse split will receive the Cash Payment. Those unaffiliated stockholders who own more than 501 shares have the ability to sell their shares in advance of the Transaction to reduce their holdings below 501 if they don’t wish to remain as stockholders. Ultimately, we believe this is fair because the Company does not have the funds necessary to effect a reverse split that would allow all unaffiliated stockholders to no longer be holders of the Company after the Transaction. The Company has offered a solution that allows all unaffiliated stockholders the ability to partake in the reverse split and receive the Cash Payment. Those stockholders who remain will have the benefit of potential future growth of the Company’s business once it’s able to reduce its costs associated with being public and focus solely on building the business.

Effects of the Transaction on our Affiliates, page 18

22.	We note your statement that officers and directors will not receive a cash payment for fractional shares. Please revise your disclosure to clarify whether any of your officers, directors or other affiliates individually holds a number of shares not evenly divisible by 501, such that after the reverse stock split he would hold a fractional share, and if so what will become of any such fractional shares after the reverse stock split.

RESPONSE: We have revised the disclosure as requested. None of our officers, directors or other affiliates individually hold a number of shares that are evenly divisible by 501. As a result they will continue to own fractional shares after the reverse stock split.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

23.	To the extent additional filing persons are added, please revise the disclosure to include the effect that the reverse stock split will have on each such person’s interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE: As discussed in response to Comment 1, there are no filing persons other than the Company.

24.	Please expand your disclosure to provide an estimate of the increased percentage of voting power to be held by Mr. Liu and your other affiliates as a result of the Transaction.

RESPONSE: The 1,000,000 shares of series A preferred stock, which gives Mr. Liu 25% of the combined voting power, will be unchanged as a result of the reverse split. We have included a table which shows the increase in voting power as a result of the Transaction.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

Fairness of the Transaction, page 19

25.	Please revise your disclosure throughout this section and in the Summary Term Sheet on page 4 to include a statement by the board and any additional filing persons as to whether each such person believes the reverse stock split to be fair, substantively and procedurally, to all unaffiliated stockholders, including those unaffiliated shareholders who will be cashed out and those shareholders who will continue to hold shares after the transaction. Refer to Item 1014 of Regulation MA for guidance, as well as Question No. 19 of Exchange Act Release No. 34- 17719.

RESPONSE: The reverse stock split will apply to all stockholders the same, whether or not affiliated, because the ratio will be the same. All unaffiliated stockholders with fractional shares will receive a Cash Payment. However, depending upon the number of shares held by an unaffiliated stockholder, they may or may not remain as a stockholder of the Company after the Transaction is completed. Only those unaffiliated stockholders who have fewer than 501 shares will no longer be stockholders of the Company. Any unaffiliated stockholder who owns more than 501 shares will continue as a stockholder of the company after it deregisters. We believe that the Transaction is fair to the unaffiliated stockholders who will remain as stockholders of the Company after the Transaction. We believe the transaction is fair because all unaffiliated holders’ shares will be impacted the same by the reverse split and all unaffiliated holders who have fractional shares as a result of the reverse split will receive the Cash Payment. Those unaffiliated stockholders who own more than 501 shares have the ability to sell their shares in advance of the Transaction to reduce their holdings below 501 if they don’t wish to remain as stockholders. We believe this is fair because the Company does not have the funds necessary to effect a reverse split that would allow unaffiliated stockholders to no longer be holders of the Company after the Transaction. The Company has offered a solution that allows all unaffiliated stockholders the ability to partake in the reverse split and receive the Cash Payment. Those stockholders who remain will have the benefit of potential future growth of the Company’s business once it’s able to reduce its costs associated with being public and focus solely on building the business.

26.	Please revise to address the higher equity repurchase prices described on pages 36-37. Refer to Instruction 2(vi) to Item 1014 of Regulation M-A.

RESPONSES: In relation to the repurchase prices of $1.82 to $1.20, we acknowledge that the cash payment is much lower. However, the higher prices were transactions that were executed almost two years ago when the Company’s stock was still listed on the New York Stock Exchange (“NYSE”). Since that time certain events, including the de-listing of the Company’s stock have eroded the value of the Company’s shares. The disclosure has been revised to address this.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

27.	Please revise to further describe how the higher historical trading prices support the fairness determination.

RESPONSE: Similar to the response to comment 26, the higher historical prices were achieved on the NYSE. As part of the process in determining the cash payment, the special committee and the board looked at the VWAP of the Company’s common stock over a 30 day trading period, which provides a much more accurate depiction of our trading history. Due to the low trading volume any sales of stock could lead to a significant spike in our historical pricing which is not truly indicative of our value.

Net Book Value of Our Common Shares..., page 21

28.	We note your statement that the “net book value...ignores the value of the company as a going concern.” Please expand this discussion to quantify the implied going concern valuation range that was considered by the Special Committee and the board. See Instruction 2 to Item 1014 of Regulation M-A.

29.	RESPONSE: The accounting value of the assets based on the net book value, does not necessarily equate to the fair market value of the assets. It is very difficult to determine the market value of the Company’s assets located in China. If the Company’s assets had to be liquidated quickly they may not be able to realize the value based on the net book value. As reported in the Company’s 10-K, we have incurred substantial operating losses in our past two fiscal years, and may continue to incur losses. For the year ended December 31, 2012, we recorded a loss from operations of $86,331,001 and utilized cash in operations of $46,453,319. As of December 31, 2012, we had a working capital deficit of $10,763,083. The net book value is not an accurate indicator of the valuation of the company considering the going concern analysis, but it still was one factor evaluated by the Special Committee. However, since it was not a material factor considered in the analysis, and may lead to confusion, we have deleted this statement.Please revise to further describe how the higher net book value supports the fairness determination.

RESPONSE: Although generally important in a valuation discussion, net book value is not a good indicator of the fairness of the price for the Company, because of the operating losses that have been incurred. Although the Special Committee evaluated the net book value, it was not a material factor considered in the analysis of the fairness determination. Since we realize that including it in the disclosure may lead to confusion, we have deleted this statement.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

Fairness Opinion of Roth, page 22

30.	Please provide us with supplemental copies of the “financial analyses reviewed and discussed with the Special Committee by representatives of Roth,” including the internal financial statements and financial projections listed on page 23, and any other materials prepared by Roth in connection with its fairness opinion as well as any discussion of alternative transactions including any “board books” or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by the financial advisor, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

RESPONSE: As requested, we will provide supplementally the following documents that were prepared by Roth in connection with its fairness opinion:

(1) Company financial projections;

(2) Valuation Analysis, dated August 21, 2013;

(3) Valuation Analysis, dated October 20, 2013; and

(4) Precedent going private analysis, delivered on August 19, 21013.

Roth did not prepare or provide an analysis or discussion of alternative transactions. In addition, Roth’s presentation to the board, only consisted of a discussion of the August 21, 2013 valuation report. With the exception of the update to the valuation report as of October 20. 2013 and the delivery of the fairness opinion on October 24, 2013, no other presentation was brought to the board in connection with the fairness analysis for the going private transaction.

31.	Please revise your disclosure to describe the method by which the Special Committee selected Roth to act as its financial advisor in connection with the transaction. See Item 1015(b)(3) of Regulation M-A.

RESPONSE: Disclosure was included in the original filing on page 22, which states that the Special Committee engaged Roth because of its familiarity with the Company, the Company’s industry and with U.S.-listed Chinese companies, as well as its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions. Our special committee interviewed different professional firms and made comparisons among candidates. The Special Committee chose Roth because Roth has a team located in China that was able to do their due diligence more expeditiously and their fee was more reasonable given the workload estimated.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

32.	Please revise your disclosure to clarify whether you determined the amount of the Cash Payment or whether Roth recommended the amount of the Cash Payment. See Item 1015(b)(5) of Regulation M-A Procedural Fairness of the Transaction, page 22

RESPONSE: We have revised the disclosure to clarify that the Special Committee determined the amount of the Cash Payment.

33.	Revise your disclosure in this section to disclose that the transaction was structured so that approval of at least a majority of unaffiliated security holders was not required. See Item 1014(c) of Regulation M-A.

RESPONSE: The required disclosure has been added.

Summary of Fairness Opinion, page 23

34.	There appears to be language missing from the third paragraph of this section.

Please revise this paragraph to clarify the final sentence.

RESPONSE: The disclosure has been revised.

Selected Publicly Traded Comparable Companies, page 25

35.	We note that the companies were selected based on Roth’s professional judgment and knowledge of the industry. Please revise to describe or quantify the criteria used to select these companies and whether any companies were excluded even though they met the screening or selection criteria.

RESPONSE: The disclosure has been revised as requested.

Selected Precedent Transaction Analysis, page 26

36.	Please revise your disclosure to describe Roth’s basis for selecting enterprise values between $10 million and $200 million. Please also disclose whether any transactions were excluded even though they met the screening or selection criteria. Please also disclose whether any or all of these transactions were consummated.

RESPONSE: The disclosure has been revised as requested.

14

Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

Other Matters Related to the Transaction, page 31

Potential Conflicts of Interest, page 31

37.	Please revise, here or in another location, to describe all of the interest of affiliates including any cash payments, any continuing equity ownership interest, any continuing management positions, and the accelerated vesting of securities.

RESPONSE: The Company’s response to comment 14 addresses this comment. The Company has made the requested disclosures.

Certain Material U.S. Federal Income Tax Consequences, page 33

38.	We note your disclosure in this section summarizes “certain” material U.S. federal income tax consequences. Please delete the word “certain” from the heading and introductory language and ensure that you discuss all such material consequences.

RESPONSE: We have revised as requested to remove the word “certain.”

Security Ownership of Certain Beneficial Owners and Management, page 37

39.	Please revise your disclosure to explain who Xiaoliang Wang is and why he is listed in the table.

RESPONSE: Mr. Wang was inadvertently included in this table. He is a stockholder of the Company, but is not part of management or an owner of greater than 5%. His name has been removed.

40.	Please revise to include the beneficial ownership information after the reverse stock split is consummated. For ease of investor understanding, please revise to include the officers and directors and any shareholders owning greater than 5% before and after the arrangement in the same table.

RESPONSE: We have revised the table to include a column to reflect ownership after the reverse stock split.

Financial Information, page 41

41.	We note that you appear to be incorporating by reference the financial information required by Item 1010(a) of Regulation M-A. Please revise to include the summarized financial information required by Item 1010(c) of Regulation M-A. Refer to Instruction 1 to Item 13 of Schedule 13E-3. Please also ensure that the summary financial information is updated.

RESPONSE: We have provided the requested summary financial information.

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Ms. Peggy Kim

U.S. Securities and Exchange Commission

January 8, 2014

42.	We note that you have not provided any pro forma information. Please update your disclosure to provide the information required by Item 1010(b) of Regulation M-A, or tell us your basis for omitting such information.

RESPONSE: We have provided the requested pro forma information to the extent material.

Exhibit A. Roth Fairness Opinion

43.	Please have Roth revise its opinion to remove the statement in the penultimate paragraph on page A-2 that the opinion is “only” for the special committee and the board as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Roth’s belief that security holders cannot rely upon the opinion to support any claims against Roth arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Roth). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Roth would have no effect on the rights and responsibilities of either Roth or your board of directors under the federal securities laws.

RESPONSE: The disclosure relating to the opinion has been revised to make it consistent.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our legal counsel, Tahra Wright, at 212-407-4122.

Sincerely, /s/ Tahra T. Wright Tahra T. Wright

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